Haint_Blue_Brewing_Co._-_Taproom_Project.mp3 (3m 14s)
https://jotengine.com/transcriptions/8L8TYHJdeYSU4TmnOWKTpQ
4 speakers (Keith Sherrill, Speaker 2, Speaker 3, Speaker 4)

Keith Sherrill: My name is Keith Sherrill. I'm the founder and owner of Haint Blue Brewing Company. The idea behind our brand was porch sipping and we had some history in being a porch color that is Haint Blue. You see it all over downtown and midtown. The light blue porch ceiling colors. It's a huge part of our brand. We actually visited some of these porches. Met some faces that were familiar and some that weren't. While it's obvious I had a lot of explaining to do, I just showed up unannounced on your doorstep. What was more interesting was their story and what was to them. A lot of them were doing it at the time I showed up.

Speaker 2: I was excited to see new businesses downtown, in particular, and I think good beer, good breweries will a real plus for downtown Mobile.

Speaker 3: You go out to the west coast, you go to Colorado, and there's ... You can just throw a stone from brewery to brewery. Up until now, we've not had anything.

Speaker 4: One of the things we love about living in midtown is that we have this great porch where our neighbors come over and it's hard to stay away from them. They just come out of the woodwork and we hang out and have some cocktails and we enjoy riding our bikes around midtown. We'd love to have a place to go.

Keith Sherrill: Haint Blue Brewing Company, I would argue that it's the first microbrewery since prohibition. There's been a couple of brew pubs around here, but I think we are in fact something different. Mobile's latest strategic plan called for some more interesting entertainment options. We aim to be that as well. Mobile is thirsty and we've seen that on the porch. We're 47th in the Union in breweries per capita. We're 23rd in consumption. We can continue down our current trajectory. We can put beer in kegs and put it on a truck and be in your favorite bar and restaurant, but again we want to be that instant entertainment option. We want to build a tap brewery. We're using a nonstandard funding platform. I say nonstandard because it's the first time it's been legal in 80 years for a regular guy or gal to invest in a company. The minimum is $100. In terms of your investment, we're looking to raise half a million. It's a 1.5 extra payment at 10% of gross revenue year over year and there's going to be some investment perks as well for you guys that want your own mug or would like to come to an annual event or whatever. We had the space. We're sitting in the brewery right now. We have the tanks behind me and we're drinking the beer. We're doing this. We are the next brewery, but what we want

Keith Sherrill: is a tap brewery and we want Mobile to help us make that happen.